August 9, 2013

Via EDGAR

J. Nolan McWilliams
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Dear Mr. McWilliams:

Re:     Ocean Electric Inc. (the “Company”)
           Post-Effective Amendment No. 1 to Registration Statement on Form S-1
           Filed June 5, 2013
           File No. 333-181423

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comment is reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Plan of Operations, page 27

  We note that your Plan of Operations section is almost identical to the Plan of Operations section of the prospectus dated June 21, 2012. It appears, however, that the offering proceeds will be substantially lower than originally estimated in the prospectus as of the effective date. Please revise this section to reflect the lower offering proceeds and include the price estimates of your shares.

ANSWER:  We have revised this section.

On behalf of the Company, I acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the writer if you have any further questions.

Yours truly,

Ocean Electric Inc.

Per: /s/ Ricardo Prats

Ricardo Prats

President & C.E.O.